Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

July 8, 2022

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 13, 2022 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on May 13, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

GENERAL

1.	Please inform us supplementally of the history and the circumstances of the formation of the Company. In doing so, please address the following:

a.	What was the nature of the Company’s pre-registration status and activities? From its inception until the Company filed a Form N-8A in May this year, what was the Company’s status under the Investment Company Act? As the Company was not registered as an investment company under the Act, on what exclusion/exemption from the Act was the Company relying? What is the factual and legal bases supporting such reliance?

Response: The Company respectfully advises the Staff that it was formed on November 18, 2020 and commenced a private offering (the “Private Offering”) in January 2021 of Simple Agreements for Future Equity (“SAFEs”) pursuant to Rule 506(b) under the Securities Act of 1933, as amended, to a limited number of qualified purchasers, as such term is defined under Section 2(a)(51)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”). Prior to the filing of the Form N-8A on May 13, 2022, the Company conducted its operations as a private fund exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.

b.	Who are the Selling Stockholders, how did they acquire their shares, and what relationships do they have to the Company and its investments?

Response: The Company respectfully advises the Staff that the selling stockholders that will be named in a subsequent amendment to the Registration Statement (the “Selling Stockholders”) acquired shares of the Company’s common stock as a result of the conversion of SAFEs to shares of common stock that took place on May 11, 2022. Except for Destiny XYZ, Inc., who acquired shares of common stock of the Company in connection with the Company’s formation, the Selling Stockholders all acquired SAFEs in the Private Offering.

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Karen Rossotto, Senior Counsel July 8, 2022 Page 2

2.	Please inform us of the process by which the Selling Stockholders will be able to sell their common stock. In doing so, please address the following:

a.	What is the timing of the Company’s public offering? Is the common stock held by the Selling Stockholders the sole shares offered in the public offering? Or, will the Company file a subsequent registration statement with the Commission to register shares in connection with the offering (i.e., as the Selling Stockholders “may, or may not, elect to sell their shares”, will the Company register additional shares in connection with its public offering?) and if not, why not?

Response: The Company respectfully advises the Staff that it does not intend to offer any of its shares of common stock in a primary offering through the Registration Statement or a separate registration statement. The purpose of the Registration Statement is to provide a mechanism whereby the Company’s shares of common stock can be listed on the NYSE in order to provide for a public market for the Company’s shares.

b.	The disclosure on the Cover states that the resale of common stock by Selling Stockholders will be at “prevailing market prices.” As the resale is not being underwritten and there is no “efficient and sufficient price discovery” as outlined on pages 28-29 and “no history of [the Company’s common stock] trading in private transactions” please explain to us how “prevailing market prices” are determined at this time.

Response: The Company respectfully advises the Staff that in connection with the listing of its shares on the NYSE, the Company will be assigned a designated market maker (“DMM”) that will assist the Company in determining the opening price on the NYSE based on a number of factors, including, among other things, the Company’s net asset value, which will be determined in advance of listing, the supply and demand for the Company’s shares and general market conditions.  The Company expects that its net asset value as of such date will be a principal factor in determining the opening trading price but that the opening trading price may be a discount to net asset value as a result of the illiquidity of the Company’s investments, or may be a premium to net asset value if there is significant demand for the Company’s shares.  Following the determination of the opening market price, the DMM will have a continuing obligation to maintain fair and orderly markets for the Company’s shares.  The DMM will operate both manually and electronically to facilitate price discovery during market opens and closes and during periods of substantial trading imbalances or general instability in the markets.

Karen Rossotto, Senior Counsel July 8, 2022 Page 3

3.	We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company respectfully advises the Staff that it acknowledges the comment. The incomplete/bracketed portions of the Registration Statement will be finalized in a subsequent pre-effective amendment to the Registration Statement.

4.	Please inform us if the Company has submitted or intends to submit any exemptive applications or a no-action request in connection with the Registration Statement, or if the Company anticipates requesting such relief in the future. Please also inform us of the anticipated timing of any applications or requests for relief.

Response: The Company respectfully advises the Staff that it intends to submit an exemptive application in order to be able to engage in co-investment transactions with affiliates. The Company expects to file such application within the next 30 days.

5.	We note your statement that you intend to apply for NYSE listing under the symbol DXYZ. Please advise the staff when your listing is approved and update disclosure as necessary. In addition, as the secondary market liquidity and pricing will be influenced by the Selling Stockholders’ activities, please consider the need for detailed risk disclosure regarding the potential lack of liquidity in Company shares following listing.

Response: The Company respectfully advises the Staff that it hereby undertakes to update its disclosure when its listing application is approved.

COVER

6.	In the third sentence of the first paragraph, the disclosure states that the resale of stock by Selling Stockholders “will be made through brokerage transactions on the [NYSE]… .” The disclosure also states there is currently “no established public trading market for [the Company’s] common stock” and that the Company “intend[s] to apply to have [its] common stock listed on the NYSE… .” Please clarify in the disclosure how Selling Stockholders may sell their shares – will an NYSE listing need to be established before they can do so?

Response: The Company respectfully advises the Staff that its listing application with NYSE will need to be approved prior to the effectiveness of the Registration Statement in order to provide for a market for the Company’s shares.

7.	Please state clearly on the Cover there are significant risks associated with investing in venture capital-stage companies. Please briefly reference the specific risks here. Please also provide a specific cross-reference to the disclosure on pages 17-18, Risks associated with investments in rapidly growing venture-capital-backed emerging companies.

Response: The Company respectfully advises the Staff that it has revised its disclosure to include the following disclosure on the Prospectus cover page:

“There are significant potential risks associated with investing in venture capital-stage companies that have complex capital structures, including limited financial resources, limited operating histories, limited publicly available information, dependence on management and talent efforts of a small group of people and the increased likelihood of unexpected problems in areas of product development, manufacturing, marketing, financial and general management;”

Karen Rossotto, Senior Counsel July 8, 2022 Page 4

8.	Please reference the Company’s use of leverage on the Cover and provide a similar cross- reference to the associated risks.

Response: The Company respectfully advises the Staff that it does not expect to incur leverage within the 12 months following effectiveness of the Registration Statement. Therefore, references to leverage on the prospectus cover page have been removed.

PROSPECTUS

9.	On page 1, in Investment Objective, please explain what “equity-linked” securities are.

Response: The Company respectfully advises the Staff that it has revised its disclosure to include the following definition of “equity-linked” securities on page 1 of the Prospectus.

“The term “equity-linked securities” mean any debt or equity securities that are convertible, exercisable or exchangeable for equity securities of the issuer, or that provide us with economic exposure to the equity securities of such issuer.”

10.	Also in Investment Objective, the disclosure states “Our investment objective may be changed by our Board of Directors without prior shareholder approval.” If shareholders will be given notice of a change in the Company’s investment objective, please disclose so.

Response: The Company respectfully advises the Staff that it has revised its disclosure to indicate that any change in its investment objective would be communicated to stockholders at least 30 days prior to such change taking place.

11.	The disclosure on page 3 states that you will make direct equity investments in private companies and also acquire shares through private secondary marketplaces and purchases from existing shareholders. To help investors understand your strategy and capabilities, please disclose what percentage of the current portfolio was the result of a direct equity investment in a portfolio company as compared to secondary purchases. In addition, please ensure your strategy-, risk-, and valuation-related disclosures are tailored to address the degree to which your investment terms, due diligence, and monitoring ability may vary or be limited by how you acquire a particular investment.

Response: The Company respectfully advises the Staff that approximately 71% of its current portfolio is comprised of investments acquired through purchases on secondary marketplaces. While the Company expects that this will continue to be the primary method by which the Company sources its investments, the Company may also acquire equity interests in portfolio companies through direct transactions with issuers. The Company has revised its disclosure accordingly and has included information about its current portfolio in the Summary section.

Karen Rossotto, Senior Counsel July 8, 2022 Page 5

12.	On page 7, Offering of Simple Agreement for Future Equity (“SAFEs”) you discuss the Company’s private offering of SAFEs to its investors. Regarding this disclosure, please address the following:

a.	Please explain in plain English in the disclosure what SAFEs are and how they were used by the Company.

Response: The Company respectfully advises the Staff that it has revised its disclosure to describe SAFEs in plain English and to describe why the Company used SAFEs to raise capital.

b.	In the penultimate line on page 7, the disclosure states that the “holder will automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by $10.00.” Please define the term “Purchase Amount”. Please also explain to us how the Purchase Amount and $10.00 conversion price was determined.

Response: The Company respectfully advises the Staff that it has revised its disclosure to delete the defined term “Purchase Amount” and to indicate that the number of shares received by each stockholder is equal to the total amount invested by each such investor in the Private Offering divided by $10.00.

c.	Regarding the SAFE Agreement, please supplementally provide your analysis for its use under the federal securities laws, in particular please explain which exemption/exclusion from registration under the Securities Act of 1933 was relied on and discuss the factual and legal bases supporting such reliance.

Response: The Company respectfully advises the Staff that the Private Offering was conducted pursuant to Rule 506(b) under Regulation D of the Securities Act of 1933, as amended. In addition, as noted in response to Comment No. 1 above, investors in the offering were limited to “qualified purchasers” in order for the Company to rely on the exemption from registration under the 1940 Act set forth in Section 3(c)(7) of the 1940 Act. The Company did not engage in general solicitation and required each investor to complete a subscription agreements confirming that they met the definition of both an “accredited investor” and a “qualified purchaser”.

d.	As the expiration date of the Warrants is in 2026 and beyond 120 days, please explain how the issuance of the Warrants and/or the amendment of the Expiration Date “at [the Company’s] sole discretion” is compliant with section 18(d) of the Investment Company Act.

Response: The Company respectfully advises the Staff that it issued the warrants to investors in connection with the Private Offering while the Company operated as a private fund exempt from registration under Section 3(c)(7) of the 1940 Act. The Company therefore believes that the issuance of the warrants was consistent with the No Action position taken by the Staff in The South American Fund N.V. (September 2, 1993) (the “South American Fund NAL”). In the South American Fund NAL, the issuer issued units, which consisted of a warrant and common shares, to investors while the issuer was not subject to regulation under the 1940 Act. In connection with the issuer’s reorganization in the U.S. and intent to register as a closed-end fund under the 1940 Act, the issuer sought relief from the Staff to not have to redeem such warrants upon registration under the 1940 Act. The Staff provided no action relief to the issuer, subject to a number of conditions, which are discussed below. In connection with providing such relief, the Staff noted that the legislative history of the 1940 Act made clear that a company whose capital structure does not conform to Section 18 of the 1940 Act at the time of registration is not required to change its capital structure upon registration.

Karen Rossotto, Senior Counsel July 8, 2022 Page 6

In the South American Fund NAL, the Staff required that the issuer list the warrants on the same exchange as the exchange where the common shares would be listed and required the issuer to confirm that it would not conduct a rights offering at or below net asset value while the warrants were outstanding. Further, the Staff required the issuer to undertake to obtain stockholder approval as soon as reasonably practicable after registration to be able to issue shares below net asset value in recognition of the fact that warrants may be exercised at a price below net asset value, which would otherwise be prohibited under Section 23(b) of the 1940 Act.

The Company submits that it is reasonable for it to rely on the relief granted in the South American Fund NAL since the underlying facts are similar. For example, the Company issued long-term warrants in the Private Offering in advance of registering under the 1940 Act. As noted above, the legislative history of the 1940 Act is clear that a company whose capital structure does not conform to Section 18 of the 1940 Act at the time of registration is not required to change its capital structure upon registration. Further, the Company has no intent to and hereby undertakes to not conduct a rights offering at a price below net asset value during the period when the warrants remain outstanding. In addition, the Company hereby undertakes to seek stockholder approval to issue shares below net asset value at its 2023 annual meeting of stockholders in recognition of the fact that warrants could be exercised at a price below net asset value. Finally, the Company intends to provide disclosure of the existence and terms of the warrants in its periodic reports filed with the SEC and provided to shareholders as well as on its website.

While the South American Fund NAL also required the issuer to list the warrants on the same securities exchange as the exchange where the common shares were listed, the Company does not believe that this requirement had any relationship to the concerns surrounding the issuance of senior securities and, in this case, warrants, under Section 18 of the 1940 Act. In fact, the South American Fund NAL specifically stated that the requirement that the warrants be listed was out of concern that investors in the common shares would not otherwise be aware of the existence of the warrants. The Company does not believe that this concern is relevant and that it can be mitigated through disclosure regarding the warrants in its periodic reports and on its website rather than through a public listing. Further, although not specifically stated in the South American Fund NAL, the Company believes that the requirement to list the warrants was related to the fact that the warrants were previously listed on the London Stock Exchange, so by not listing them in the U.S., investors may mistakenly have believed that the warrants were no longer outstanding.

In light of the foregoing, the Company believes that the expiration date of the warrants was not required to be consistent with Section 18(d) of the 1940 Act at the time of issuance and that, consistent with the South American Fund NAL, the warrants may remain outstanding for a period longer than 120 days following issuance.

e.	We note your intention to adjust the Warrant exercise price if it is below the opening trading price when trading commences on the NYSE. It is our understanding that the Selling Stockholders are also the Warrant Holders and may have incentives to refrain from trading at certain prices to benefit their Warrants position. Please tell us the purpose(s) behind the adjustment and explain why the Selling Stockholders’ incentives do not frustrate this purpose.

Response: The Company respectfully advises the Staff that the SAFE Agreement included a provision whereby the warrant exercise price would adjust in the event it is below the opening trading price on the NYSE. The adjustment provision was designed to prevent the exercise of warrants at a price less than the opening trading price in order to limit any dilution associated with the exercise of the warrants, as such concern was articulated in the Big Apple Capital Corp. No Action Letter.

Karen Rossotto, Senior Counsel July 8, 2022 Page 7

Fees and Expenses (page 9)

13.	In footnote 1, the disclosure states “The estimate of our Management Fee referenced in the table is based on our average gross assets (including assets purchased with borrowed money).” In the narrative to the fee table, please indicate the amount of Company leverage assumed in making the fee calculations.

Response: The Company respectfully advises the Staff that leverage has not been included in the fee table calculation as the Company does not expect to incur any leverage within the 12 months following the effectiveness of the Registration Statement.

14.	Although in footnote 2, the disclosure states that Company “currently [does] not intend to borrow money or issue debt securities or preferred shares [emphasis added],” please confirm that the Company does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares or debt securities within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Company respectfully advises the Staff that it does not expect to incur any leverage within the 12 months following the effectiveness of the Registration Statement and has revised its disclosure in the prospectus accordingly.

The Company (page 10)

15.	The table at the top of page 10 indicates that a number of the Company’s assets are held through an SPV. In addition, the disclosure at the top of page 33 states that the Company “may invest in certain debt and equity investments through taxable subsidiaries.” Regarding these entities (each a “Subsidiary, and collectively “Subsidiaries”), please address the following comments:

a.	Please disclose that the Company’s Subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company (for purpose of this comment, “primarily controlled” means (i) the Company controls the Subsidiaries within the meaning of Section 2(a)(9) of the Investment Company Act, and (ii) the Company’s control of the Subsidiaries is greater than that of any other person).

b.	Please disclose that the Company complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with each Subsidiary.

Karen Rossotto, Senior Counsel July 8, 2022 Page 8

c.	Please disclose that the Company complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries so that the Company treats each Subsidiary’s debt as its own for purposes of Section 18.

d.	Please disclose that any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and a Subsidiary’s investment advisory agreements may be combined.

e.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

f.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of the Company should reflect aggregate operations of the Company and the Subsidiary.

g.	Please explain supplementally whether the financial statements of each Subsidiary will be consolidated with those of the Company. If not, please explain why not.

h.	Please confirm supplementally that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i.	Please confirm that each wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fee,” and the wholly- owned Subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table.

Response: The Company respectfully advises the Staff that the special purpose vehicles (“SPVs”) that the Company may invest in are not controlled by the Company or its affiliates and are not subsidiaries of the Company. The SPVs that the Company may invest in are typically private investment vehicles formed to invest in a particular portfolio company. As a result, such SPVs will not be consolidated in the Company’s financial statements and are not subject to the provisions under the 1940 Act included above. The Company has revised its disclosure throughout the Prospectus to better reflect the nature of the SPVs and to clarify that they will not be controlled by or be subsidiaries of the Company or its affiliates.

16.	Please revise footnote two to the Table on page 10 to explain what a contract for future delivery of shares is. In addition, please tell us what these contracts represent, how they work, and how you meet custody, valuation, and other Investment Company Act requirements with respect to such contracts.

Response: The Company respectfully advises the Staff that the disclosure regarding contracts for future delivery of shares refers to forward contracts where one or more counterparties that hold restricted shares of a private company agree to deliver such securities when such securities are transferable or upon the removal of transfer restrictions. The Company has revised its disclosure on page 10 and in other locations to better describe the nature of forward contracts and further advises the Staff that additional disclosure regarding forward contracts can be found on pages 23-24 and 41 of the Prospectus.

Karen Rossotto, Senior Counsel July 8, 2022 Page 9

The Company respectfully advises the Staff that the purchase of a forward contract is made through a purchase agreement or some similar contract that is provided to the custodian for safekeeping following execution of such agreement. The Company has revised its disclosure in the prospectus to indicate how the fair value of forward contracts is determined pursuant to its valuation policy. In short, the fair value of forward contracts are based, in part, on recently observed transactions in the issuer’s securities, adjusted for a number of factors, which may include credit risk of the underlying issuer, the share ratio and fees associated with the SPV, if any.

Risk Factors (page 14)

17.	Please disclose the specific risks associated with the Company’s investment in non-U.S. venture capital stage companies.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 15 to include a risk factor related to equity investments in non-U.S. companies.

“Non-U.S. Investments Risk. Non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to: (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which foreign investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) inflation matters, including rapid fluctuations in inflation rates; (iii) differences between the U.S. and foreign securities markets, including potential price volatility in and relative liquidity of some foreign securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and the potential of less government supervision and regulation; (iv) economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation; (v) the possible imposition of foreign taxes on income and gains recognized with respect to such securities; and (vi) difficulties in enforcing legal judgements in foreign courts.

Laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate, or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation might not adversely affect an investment by us.”

18.	On page 22, in Limited Information, please remove the statement on page 22 that “neither we nor the Adviser makes any representation or warranty that such data or information is complete, correct or accurately reflective of a portfolio company.”

Response: The Company respectfully advises the Staff that it has revised its disclosure to remove the language identified by the Staff.

Karen Rossotto, Senior Counsel July 8, 2022 Page 10

19.	On page 27, the disclosure under Potential Conflicts of Interest indicates that the Adviser’s principals and employees of Destiny XYZ Inc. may receive investment opportunities that the Company may not have access to. Please tell us the types of opportunities this disclosure refers to and explain why the Company isn’t given access to them.

Response: The Company has revised its disclosure on page 27 to clarify that individuals affiliated with the Company may, as passive investors in venture funds or other investment vehicles, may be presented with opportunities to invest in funds comprised of securities of late-stage private companies, which would not be available to the Fund.

20.	We note your disclosure that principals of your Adviser are also shareholders of Forge and SharesPost and that you may acquire shares on these marketplaces, subject to your best execution policy. Please disclose whether these marketplaces receive compensation for listing shares or other services that may be impacted by the Company’s decision to trade using such marketplace.

Response: The Company respectfully advises the Staff that both Forge and SharesPost receive compensation for their services, including the listing of shares. However, any fees charged by Forge or SharesPost will be charged to the Company to the same extent as any other market participant. Further, while the principals of the Adviser are shareholders of Forge and SharesPost, they do not, in any way, control or influence the operations of either entity and do not receive fees for transactions made in either marketplace. The Company has revised its disclosure here and under “Portfolio Transactions and Brokerage” in the Statement of Additional Information.

Capitalization (page 34)

21.	Please explain why your presentation does not reflect the Warrants, or revise to present them.

Response: The Company respectfully advises the Staff that it will revise the Capitalization table in a subsequent pre-effective amendment and will, among other things, include the Warrants in such presentation.

Management (page 43)

22.	We note your statement that “[t]he Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees.” Please disclose whether these fees will relate to the Company’s portfolio investments; if so, please disclose any policies and procedures in place to manage these conflicts and otherwise explain why the Company isn’t paid such fees.

Response: The Company respectfully advises the Staff that the statement was included in error and has been removed from the Registration Statement.

Karen Rossotto, Senior Counsel July 8, 2022 Page 11

Selling Stockholders (page 61)

23.	Please disclose what Destiny XYZ Inc. is, who its control persons are, its number of investors and their status under the securities laws. Please tell us how Destiny XYZ Inc. raised its money to purchase your shares.

Response: The Company respectfully advises the Staff that, as disclosed in the Prospectus, Destiny XYZ Inc. is an entity majority-owned by the Company’s President and Chief Executive Officer, Sohail Prasad, and a member of its Investment Committee, Samvit Ramadurgam, each of whom is a control person of Destiny XYZ. Destiny XYZ has an aggregate of 25 investors, each of whom is an accredited investor, who acquired shares of Destiny XYZ pursuant to a private placement of shares. Destiny XYZ provided initial seed capital to the Company in exchange for 1,455,276 of the Company’s shares.

Plan of Distribution (page 63)

24.	On page 64, in Sponsor’s Share Distribution, the disclosure states:

Immediately following the effectiveness of this registration statement on Form N-2, Destiny XYZ Inc., …intends to distribute an aggregate of [       ] shares of its common stock registered by this registration statement for no consideration to a limited number of individuals.

Please explain to us the nature, extent and purpose of this distribution.

Response: The Company respectfully advises the Staff that the Sponsor’s Share Distribution is designed to provide registered shares to members of the public in order to enable a broader investor base to own the Company’s shares following the NYSE listing. As noted in the registration statement, Destiny XYZ, as well as its principals, will be considered to be statutory underwriters in connection with such distribution of shares and will comply with the requirements that attach to them as underwriters, such as prospectus delivery rules and restrictions under Regulation M.

Destiny XYZ has not yet determined the number of shares it will be distributing, but will include such information in a subsequent pre-effective amendment to the Registration Statement. The share distribution will be made during a two to three week period following effectiveness of the registration statement but prior to the commencement of the listing of shares on the NYSE.

Description of our Capital Stock (page 66)

25.	Please remove “the MGCL and” from the second sentence under this header. If provisions of Maryland law are material to investor understanding, discuss them here instead of referring investors to the statute.

Response: The Company respectfully advises the Staff that it has revised its disclosure as requested.

26.	On page 66, in General, please update the statement “[t]here are no outstanding options or warrants to purchase our stock.”

Response: The Company respectfully advises the Staff that it has revised its disclosure to update the foregoing sentence and to include a description of the warrants that are outstanding.

Karen Rossotto, Senior Counsel July 8, 2022 Page 12

27.	On page 67, in Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses, the disclosure in the last line of the first paragraph states “Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.” Please add a provision to the Company’s Charter, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Charter, nothing in the Charter modifying, restricting or eliminating the duties or liabilities of the Company’s directors and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws.

Response: The Company respectfully advises the Staff that there is nothing in the Company’s charter that modifies, restricts or eliminates the duties or liabilities of the Company’s directors or officers (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws. Further, indemnifying officers and directors to the maximum extent permitted under the state laws where the issuer was incorporated is standard market practice, especially for an entity that seeks to list its shares on a national securities exchange. Finally, as noted by the Staff in its comment, the indemnification provisions acknowledge that they are subject to the requirements set forth in the Investment Company Act of 1940, as amended (the “1940 Act”). Therefore, as disclosed on page 67 of the Prospectus, the Company will not “indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office,” which is consistent with the requirements set forth in Section 17(h) of the 1940 Act.

Separate and apart from whether the suggested revision to the Company’s charter would alter the responsibilities of officers and directors or their ability to be indemnified, the Company notes that the Company is a registered investment company with stockholders. In order to amend its charter, it would be required to obtain stockholder approval to do so, which would be costly and which costs would indirectly be borne by stockholders. Since the Company’s charter is consistent with Maryland state law and the limitations contained within the 1940 Act, the Company respectfully requests that the comment be withdrawn.

28.	On page 70, Control Share Acquisitions, please disclose clearly whether the Company has chosen to opt-in to the Maryland Control Shares Acquisition Act.

Response: The Company respectfully advises the Staff that it intends to opt in to the Control Share Acquisition Act, pending approval from the Board, which is expected prior to the effectiveness of the Registration Statement.  The Company has revised its disclosure accordingly.

Karen Rossotto, Senior Counsel July 8, 2022 Page 13

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies

29.	On page S-3, Investment Restrictions, please include the phrase “We may not” or equivalent at the beginning of investment restriction #7.

Response: The Company respectfully advises the Staff that it has revised its disclosure as requested.

Signatures

30.	Please update the signature block to refer to the Investment Company Act of 1940 in addition to the Securities Act of 1933 as the filing is being made pursuant to both statutes.

Response: The Company respectfully advises the Staff that it has revised the language in the signature block as requested.

*              *              *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Jay Williamson, Securities and Exchange Commission David Manion, Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.